Mail Stop 3561
							September 27, 2005


Ms. Carol M. Herndon
Chief Accounting Officer
Delhaize America, Inc.
P.O. Box 1330
2110 Executive Drive
Salisbury, NC 28145-1330

		RE:	Delhaize America, Inc.
			Form 10-K for Fiscal Year Ended January 1, 2005
			Filed April 1, 2005
			Form 10-Q for Quarterly Period Ended April 1, 2005 Form 10-Q for Quarterly Period Ended July 2, 2005 File No. 000-06080

Dear Ms. Herndon:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for Fiscal Year Ended January 1, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operation, page 9

Contractual Obligations and Commitments, page 23

1. In future filings please revise your contractual obligations table to include planned funding of pension and other postretirement benefit obligations, if material. Because the table is aimed at increasing transparency of cash flow, we believe the planned funding should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

2. In future filings please revise the table to include totals for your columns. Refer to Item 303(a)(5) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 27

Consolidated Statements of Shareholders` Equity and Comprehensive
Income (Loss), page 30

3. Please explain to us what the line items captioned, "Parent common stock (ADSs) repurchased," "Parent common stock (ADSs) issued," and
"Parent common stock (ADSs) terminated" represent and the basis in GAAP for your accounting for these transactions. Please ensure you address why adjustments were made to retained earnings. Also explain what the line item "Parent common stock repurchased" in your statements of cash flows represents, and tell us your basis in GAAP for the cash flows classification. Please provide additional disclosure in future filings to clarify accordingly.

Notes to Consolidated Financial Statements, page 32

Note 14. Stock Options and Restricted Stock Plans, page 60

4. Based on your disclosures on page 10 of your Form 10-Q for the fiscal quarter ended July 2, 2005, we understand that under the Delhaize Group Plan, in connection with the exercise of an option, the optionee pays the exercise price to Delhaize Group, and you pay
Delhaize Group an amount equal to the difference between the exercise price of the option and the fair market value of the ADSs on the date of exercise. Please tell us in detail, and disclose in future filings, how you account for the cash payment to Delhaize Group for the difference between the exercise price of the option and the fair market value of the ADS. If you do not account for this item as an expense, please ensure we understand the specific basis in GAAP for your accounting, as it appears the terms of this arrangement result in you effectively issuing to your employees stock appreciation rights on your parent company`s stock. Please also tell us the business purpose for structuring the arrangement this way.
      As a related matter, please tell us how you classify the cash outflows related to this arrangement within your statements of cash flows, including the basis for your classification.

Item 9A. Controls and Procedures, page 75

5. In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just "significant changes," which have materially affected or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-
K. Also confirm to us that there were no changes in your internal controls over financial reporting during the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Exhibits 31(a) and 31(b)

6. Please confirm that the inclusion in the introductory paragraph of your Chief Executive Officer (CEO) and Chief Accounting Officer`s
(CAO) titles was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CAO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Ms. Carol M. Herndon
Chief Accounting Officer
September 27, 2005
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